                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)/1/

                               VDI MultiMedia
               -------------------------------------------------
                               (Name of Issuer)


                           Common Stock, no par value
               -------------------------------------------------
                         (Title of Class of Securities)


                                   917916108
               -------------------------------------------------
                                (CUSIP Number)



                               VMM Merger Corp.
                             c/o Bain Capital, Inc.
                               Two Copley Place
                           Boston, Massachusetts 02116
                                  (617) 572-3000
                               Attn: Joseph Pretlow
               -------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 June 5, 2000
               -------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 14 Pages

_____________________________                        _________________________
CUSIP NO. 917916108                  13D               Page  2  of  14  Pages
         -----------------                                  ---    ----
_____________________________                        _________________________


==============================================================================
 1    NAME OF REPORTING PERSON

      VMM Merger Corp.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER

      SHARES                  0
                   -----------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER

     OWNED BY                 0
                   -----------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER

    REPORTING                 0
                   -----------------------------------------------------------
      PERSON          10      SHARED DISPOSITIVE POWER

       WITH                   0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

==============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ---------------------------
CUSIP No. 917916108               13D                Page 3 of 14 Pages
--------------------                                ---------------------------

===============================================================================
 1    NAME OF REPORTING PERSON


      Bain Capital Fund VI, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES
                          0
   BENEFICIALLY    -----------------------------------------------------------
                     8    SHARED VOTING POWER
     OWNED BY

       EACH               0
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON
                          0
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
==============================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ---------------------------
CUSIP No. 917916108               13D                Page 4 of 14 Pages
--------------------                                ---------------------------

===============================================================================
 1    NAME OF REPORTING PERSON


      Bain Capital Fund VI, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF     7      SOLE VOTING POWER

      SHARES
                          0
   BENEFICIALLY    -----------------------------------------------------------
                   8      SHARED VOTING POWER
     OWNED BY

       EACH               0
                   -----------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER

      PERSON
                          0
       WITH        -----------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
==============================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ---------------------------
CUSIP No. 917916108               13D                Page 5 of 14 Pages
--------------------                                ---------------------------

===============================================================================
 1    NAME OF REPORTING PERSON


      Bain Capital Investors VI, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF     7      SOLE VOTING POWER

      SHARES
                          0
   BENEFICIALLY    -----------------------------------------------------------
                   8      SHARED VOTING POWER
     OWNED BY

       EACH               0
                   -----------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER

      PERSON
                          0
       WITH        -----------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
==============================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ---------------------------
CUSIP No. 917916108               13D                Page 6 of 14 Pages
--------------------                                ---------------------------

===============================================================================
 1    NAME OF REPORTING PERSON


      W. Mitt Romney
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF     7      SOLE VOTING POWER

      SHARES
                          0
   BENEFICIALLY    -----------------------------------------------------------
                   8      SHARED VOTING POWER
     OWNED BY

       EACH               0
                   -----------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER

      PERSON
                          0
       WITH        -----------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
==============================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer.

     The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of VDI MultiMedia, a California corporation (the "Company"). The name and address of the principal executive offices of the Company are VDI MultiMedia, 6920 Sunset Boulevard, Hollywood, California 90028.

     Item 2.  Identity and Background.

     This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) VMM Merger Corp. ("VMM"), a Delaware corporation, by virtue of its deemed beneficial ownership of 5,376,400 shares of Common Stock;

(ii) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, as the sole stockholder of VMM;

(iii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

(iv) Bain Capital Investors VI, Inc. ("BCI VI Inc."), a Delaware corporation, as the sole general partner of BCP VI; and

(v) W. Mitt Romney ("Mr. Romney"), a citizen of the United States, as the sole stockholder of BCI VI Inc.


     The address of the principal business and office of VMM, BCF VI, BCP VI and BCI VI Inc. is c/o Bain Capital Inc., Two Copley Place, Boston, Massachusetts 02116. VMM is a newly formed corporation that will be used to effect the acquisition of the Company. BCF VI is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI. BCI VI Inc. is principally engaged in the business of serving as the general partner of BCP VI. Mr. Romney is principally engaged in the business of serving as the sole stockholder of BCI VI Inc. VMM, BCF VI, BCP VI, BCI VI Inc. and Mr. Romney are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a

Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

     Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Attached as Schedule A to this Statement is information concerning the

Reporting Persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     The Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting

                              Page 7 of 14 Pages

Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

     Item 4.  Purpose of Transaction.

     On December 24, 1999, the Company, VDI MultiMedia, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Company Sub"), and VMM entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of the Company with and into Company Sub, followed by (ii) the merger of VMM with and into Company Sub. On June 5, 2000, the Merger Agreement was terminated, effective April 3, 2000, pursuant to a Termination Agreement between the Company, Company Sub and VMM.

     In connection with the execution of the Merger Agreement, VMM and R. Luke Stefanko and Julia Stefanko (collectively, the "Shareholders") entered into a Shareholders Agreement, dated December 24, 1999 (the "Shareholders Agreement") pursuant to which, among other things, the Shareholders granted to VMM a proxy to vote their shares of Common Stock in favor of all of the transactions contemplated by the Merger Agreement. The Shareholders Agreement terminated in accordance with its terms upon the termination of the Merger Agreement.

     Item 5.  Interest in Securities of the Issuer.

     Upon the termination of the Merger Agreement, all of the Reporting Persons ceased to be a "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

                              Page 8 of 14 Pages

     Item 7.  Material to be filed as Exhibits.

     Exhibit A --   Joint Filing Agreement, dated June 5, 2000, between VMM
                    Merger Corp., Bain Capital Fund VI, L.P., Bain Capital
                    Partners VI, L.P., Bain Capital Investors VI, Inc. and W.
                    Mitt Romney.

                              Page 9 of 14 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 5, 2000            VMM MERGER CORP.

                              By:  /s/ Joseph Pretlow
                                 --------------------------------------

                              Its: President
                                  -------------------------------------



Date: June 5, 2000            BAIN CAPITAL FUND VI, L.P.
                              By:   Bain Capital Partners VI, L.P.,
                                     its General Partner

                              By:   Bain Capital Investors VI, Inc.,
                                     its General Partner


                              By:  /s/ Joseph Pretlow
                                 --------------------------------------
                              Its:  Managing Director


Date: June 5, 2000            BAIN CAPITAL PARTNERS VI, L.P.
                              By:   Bain Capital Investors VI, Inc.,
                                     its General Partner


                              By:  /s/ Joseph Pretlow
                                 --------------------------------------
                              Its:  Managing Director



Date: June 5, 2000            BAIN CAPITAL INVESTORS VI, INC.

                              By:  /s/ Joseph Pretlow
                                 --------------------------------------
                              Its:  Managing Director


                              /s/ W. Mitt Romney
                              -----------------------------------------
Date: June 5, 2000            W. Mitt Romney

                              Page 10 of 14 Pages

                                  SCHEDULE A


     Joseph Pretlow is a director and President of VMM. Blair Ford is a director, Vice President and Assistant Secretary of VMM. Each are citizens of the United States. Mr. Pretlow is a Managing Director of Bain Capital, Inc. ("Bain Capital"), which, through affiliated investment funds, is principally engaged in the business of investing in securities. The business address of Mr. Pretlow is c/o Bain Capital, Inc., 745 5/th/ Avenue, Suite 3200, New York, New York 10151. Mr. Ford is an Associate at Bain Capital. The business address for Mr. Ford is c/o Bain Capital II, Inc., One Embarcadero, Suite 2260, San Francisco, California 94111.

     Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI"). Bain Capital Investors VI, Inc. ("BCI VI Inc.") is the sole general partner of BCP VI. W. Mitt Romney ("Mr. Romney") is the sole stockholder, sole director, Chief Executive Officer, Managing Director and President of BCI VI Inc. In addition, the following persons serve as executive officers for BCI VI Inc.: Joshua Bekenstein (Treasurer and Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Vice Chairman and Managing Director), Michael A. Krupka (Managing Director), Jonathan A. Lavine (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Secretary and Managing Director) , Dwight Polar (Managing Director), Joseph Pretlow (Managing Director) and Mr. Robert F. White (Managing Director). Each director and/or executive officer of BCI VI, Inc. currently serves as a Managing Director of Bain Capital. Certain of the Managing Directors of BCI VI Inc. hold similar positions at other investment funds associated with Bain Capital. Each director and/or executive officer of BCI VI, Inc. is a citizen of the United States. Except as otherwise noted, the business address for each of the persons named above is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

                              Page 11 of 14 Pages

                                 EXHIBIT INDEX


 Exhibit No.                                 Exhibit Name
-------------  ---------------------------------------------------------------------------
     A         Joint Filing Agreement, dated June 5, 2000, between VMM Merger
               Corp., Bain Capital Fund VI, L.P., Bain Capital Partners, VI, L.P., Bain
               Capital Investors VI, Inc. and W. Mitt Romney.

                              Page 12 of 14 Pages